UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-28772

                 Form 10-KSB for Period Ended: December 31, 2003

PART - I - Registrant Information


                         BRANDAID MARKETING CORPORATION
          (Exact name of Registrant as specified in Charter)

    1715 Stickney Point Rd, Suite A-12,
    Sarasota, Florida                                           34231
   (Address of Principal Executive Offices)                   (Zip Code)

                           (941) 925-8312
           Registrant's Telephone Number, including Area Code


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed.

(Check box if appropriate)

X       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The report on Form 10-KSB will be filed on or before April 15, 2004.

         The Company's current auditor has not yet received PCAOB certification in time to issue an audit report. As a result the company will have to retain new auditors to audit its financial statements. The company is currently in the process of retaining new auditors. As soon as the auditors are retained, a report on Form 8-K will be duly filed.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                Paul Sloan      (941) 925-8312

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               YES.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                NO.

BRANDAID MARKETING CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATED: March 31, 2004
                                       BRANDAID MARKETING CORPORATION


                                           /s/Paul Sloan/s/
                                           -----------------
                                           Paul Sloan, Chairman